Exhibit 8.2

Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com

February 14, 2019

Bridgeview Bancorp, Inc.
7940 South Harlem Avenue
Bridgeview, Illinois 60455

Ladies and Gentlemen:

We have acted as special counsel to Bridgeview Bancorp, Inc., a Delaware corporation (“Company”), in connection with the proposed merger (the “Merger”) of the Company with and into First Midwest Bancorp, Inc., a Delaware corporation (“Parent”), pursuant to which Parent will survive as provided in the Agreement and Plan of Merger dated as of December 6, 2018 by and between Parent and Company (the “Merger Agreement”).  At your request, and in connection with the filing with the Securities and Exchange Commission of the Form S-4, including the proxy statement/prospectus contained therein, as amended or supplemented through the date hereof, relating to the Merger (the “Registration Statement”), we are rendering our opinion regarding certain U.S. federal income tax consequences of the Merger.

The Merger contemplates the acquisition, by statutory merger, of all the assets and liabilities of Company by Parent and the conversion of the common stock, par value $0.10 per share, of Company (“Company Common Stock”) into the right to receive shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) and cash pursuant to the Merger Agreement (such Parent Common Stock and cash to be received in exchange for Company Common Stock is referred to herein as the “Per Share Merger Consideration”).  In lieu of issuing fractional shares of Parent Common Stock in the Merger, Company shareholders will receive cash for any fractional share of Parent Common Stock owed to them.  The Merger Agreement (including exhibits thereto) contains a detailed description of the Merger and is hereby incorporated in this letter as part of the statement of facts.  Immediately following the consummation of the Merger, Bridgeview Bank Group, an Illinois state-chartered bank and wholly-owned subsidiary of Company, will merge with and into First Midwest Bank, an Illinois state-chartered bank and wholly-owned subsidiary of Parent (“Parent Bank Sub”), with Parent Bank Sub being the surviving bank (the “Bank Merger”).

In rendering this opinion, we have examined the Merger Agreement and the Agreement and Plan of Merger, dated as of December 6, 2018, relating to the Bank Merger (the “Bank Merger Agreement”) and have reviewed such other agreements, documents, corporate records and other materials as we have deemed relevant for purposes of this opinion.  In such review and examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents.  Our opinion is conditioned on the receipt of certain factual statements and representations made to us by duly authorized officers of Parent and Company in letters dated as of the date hereof and on or about the closing date of the Merger and our opinion is further conditioned on such statements and representations being true, correct and complete and continuing to be true, correct and complete, without regard to any qualification for knowledge or belief, as of the date hereof and at all times up to and including the effective date and time of the Merger (the “Effective Time”).

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Bridgeview Bancorp, Inc.

February 14, 2019

Our opinion is based, in part, on (i) the assumption that the proposed Merger will occur in accordance with the terms of the Merger Agreement and that the proposed Bank Merger will occur in accordance with the terms of the Bank Merger Agreement (in each case, without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved) and (ii) the facts and representations set forth or referred to herein, and that such facts and representations, as well as the facts and representations set forth in the Merger Agreement and the Bank Merger Agreement, are accurate as of the date hereof and will be accurate at the Effective Time.  You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

For the purposes indicated above, and based upon and subject to the foregoing facts, assumptions, representations and conditions set forth or referred to herein and in the Registration Statement under the heading “Material Federal Income Tax Consequences of the Merger” in the proxy statement/prospectus contained therein, it is our opinion that for federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

The opinion expressed in this letter is based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof.  We have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings as of the date hereof.  Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislative or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.

Our opinion is limited to those U.S. federal income tax issues specifically stated herein.  We do not express any opinion as to any other federal tax issues, or any state, local or foreign tax issues, arising from or related to the transactions contemplated by the Merger Agreement or the Bank Merger Agreement.  Although the discussion herein is based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

This opinion is furnished to Company solely for its benefit in connection with the Merger and is not to be relied upon, quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent.  This opinion may be disclosed to shareholders of Company and they may rely on it, it being understood that we are not establishing any attorney-client relationship with any shareholder of Company.  This letter is not to be relied upon for the benefit of any other person.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name and to any reference to our firm in the Registration Statement.  In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section

Bridgeview Bancorp, Inc.

February 14, 2019

7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ VEDDER PRICE P.C.